SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b),(c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 3)*

Under the Securities and Exchange Act of 1934

Cosmos Holdings Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

221413206
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221413206	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Grigorios Siokas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,724,539
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 7,724,539
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,724,539
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 221413206	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Cosmos Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
141 West Jackson Blvd, Suite, 4236, Chicago, Illinois 60604

Item 2(a).	Name of Person Filing:
Grigorios Siokas
(the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:
5 AG. GEORGIOU STR., PILEA, THESSALONIKI, J3, TK57001

Item 2(c).	Citizenship:
Greece

Item 2(d).	Title of Class of Securities:
Common Stock, par value $.001 per share
(the “Common Stock”)

Item 2(e).	CUSIP Number:
221413206

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-US institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as non-US institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________________.

CUSIP No. 221413206	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 7,724,539

(b)	Percent of Class: 55.1% based on 14,007,221 shares of Common Stock issued and outstanding on Dec. 31, 2020.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 7,724,539

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to vote or to direct the vote: 7,724,539

(iv)	shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.
N/A

CUSIP No. 221413206	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	/s/ Grigorios Siokas
Grigorios Siokas